Exhibit 99.1

O2Micro to Announce First Quarter 2017 Results

GEORGE TOWN, Grand Cayman, April 13, 2017 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the first quarter ending March 31st, 2017, on Wednesday, May 10th, 2017.

The press release will be followed by a conference call at 6:00 a.m. (Pacific), 9:00 a.m. (Eastern). You may participate using the following dial-in information.

Conference ID: 1292516
In the US/Canada Toll Free: 800-261-2028
INTERNATIONAL participants: 785-830-1984

A replay of the call will be available by phone until May 24th, 2017 by visiting the following URL:
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTc1NTYzODkmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com